SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: October 31, 2012

Press Release

Editor’s Note:  An image and video of OTI’s new mobile payment solution is available online at
[http://www.otiglobal.com/COPNI_Wave]

For Immediate Release

OTI Introduces the First Plug-In Solution to Turn Mobile Phones into NFC based Mobile Payment Devices

The New COPNI Wave, based on OTI’s Patents and IP, to be Launched at CARTES 2012 Exhibition
& Conference in Paris Next Week

Rosh Pina, Israel, October 31, 2012 - On Track Innovations Ltd., (“OTI”) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, eID Systems and other applications, has announced a new COPNI version, called COPNI Wave, based on OTI’s patents and IP will be introduced as OTI’s continues to deliver efficient NFC solutions for consumers and business.

The industry’s first plug-in mobile payment solution that enables existing mobile devices to support Near Field Communication (NFC) functionality and contactless payments by simply adding a small accessory through the headphone jack will be unveiled and on display at the CARTES 2012 Exhibition & Conference, booth 4 M 052, November 6-8, in Paris.

OTI’s new COPNI™ Wave (Contactless Payment and NFC Insert) version is the industry’s first PLUG IN solution that allows issuers to offer an NFC accessory to support mobile payments without the need to open or install anything in the phone itself. The COPNI Wave delivers another innovative post-market mobile payment solution to mobile communications providers, banks, retail merchants, or any other business that wants to empower their customers to do more with their mobile devices. COPNI Wave was developed as an add-on to mobile phones that simply plugs into a device’s existing headphone jack, while still maintaining the ability to connect the headphone in parallel to the device, so consumers can listen to music and use COPNI Wave to pay at the same time. OTI’s latest product design advances this concept by eliminating the need to open the device for installation. As a result, consumers will no longer have to wait to upgrade to an NFC-empowered mobile device to join the growing movement toward mobile payment options.

Many NFC mobile device solutions require the technology to be built into a device’s hardware, which most existing phone models do not offer. Mobile devices equipped with COPNI Wave, however, can be used in a broad range of payment applications simply by inserting the device in the headphone jack and installing an app. When ready to make a purchase, the user simply taps the phone on a contactless reader.  Payment options previously configured by the consumer and the business are automatically confirmed and deducted from consumers’ bank accounts, credit cards or pre-paid accounts. COPNI Wave is device agnostic, enabling anyone to turn their phone into a mobile wallet.

 “OTI’s latest offering to the NFC and mobile payment space is yet another illustration of our leadership in this field” said Oded Bashan, chairman and CEO of OTI. “OTI continually strives to design and build innovative mobile payment systems that will allow consumers easy NFC functionality to their current mobile device,” continued Mr. Bashan. “With COPNI Wave we’re providing a quick-to-market NFC solution that can be deployed by myriad businesses that see the value in joining the mobile payment market to expand their customer base and their revenues.”

“There is a wide gap between the businesses who want to empower their customers with mobile payment options and the technology that mobile device manufacturers are offering,” Bashan said. “With COPNI Wave, OTI are continuing to close that gap with a solution that lets people do more with their mobile devices.” Mr. Bashan concluded.

OTI has pioneered NFC solutions, including support for MasterCard and Visa’s global contactless applications. This development builds on OTI’s position by providing the most efficient and after market mobile payment solution.

COPNI Wave was designed on OTI’s patented technology and supports existing contactless payment applications from major credit card associations, mass transit ticketing as well as retail loyalty programs and more.  Potential applications include:

•	Transportation - instead of presenting cash or swiping a card at a turnstile or in a taxi, consumers just tap their phone near a contactless reader to proceed.
•
Information retrieval – consumers can view the current balance of their mobile wallet, and use their mobile handsets to review or download information from their surroundings (retail stores, museums, etc.)

•	Digital coupons - coupons or monetary rewards can be downloaded to mobile devices and instantly redeemed in retail stores at checkout counters.

OTI is a pioneer in the contactless payment market and supported MasterCard and Visa, among others, in the creation and implementation of contactless transaction processing and payment solutions. The Company has an extensive patent portfolio covering their technologies in this field. Among OTI’s portfolio is U.S. Patent No. 6,045,043 which covers a design critical for implementing NFC in mobile phones and U.S. Patent No. 8,090,407 which covers the capabilities necessary to turn existing mobile handsets into contactless NFC capable devices through contactless smart SIM technology and concept.

In June of 2012, the United States Patent and Trademark Office issued new U.S. patents to the OTI that deepened the company’s involvement in the NFC market from the hardware to the application level.  Those new patents are now part of the company’s wide-ranging and expanding intellectual property (“IP”) portfolio.

# # #

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the prospects of success from the introduction of our new COPNI Wave plug-in solution. Forward-looking statements could be impacted by various factors which are beyond the company’s control, including and not limited to the risk factors that are discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI and/or OTI America disclaim any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Media Relations:
Joe McGurk/Elizabeth Austin
KCSA Strategic Communications
212.896.1241/212.896.1231
jmcgurk@kcsa.com/eaustin@kcsa.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com